                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D
                                  (Rule 13d-1)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)(1)

                         WORLDGATE COMMUNICATIONS, INC.
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                                   98156L-30-7
                                 (CUSIP number)

                        Randall J. Gort, General Counsel
                         WorldGate Communications, Inc.
                               3190 Tremont Avenue
                                    Suite 100
                                Trevose, PA 19053
                                 (215) 354-5100
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                DECEMBER 30, 1999
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box \ \.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to sent.

                          (Continued on following pages)
                                (Page 1 of 4 Pages)


---------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------------                       --------------------------
CUSIP No. 98156L-30-7                    13D         Page 2 of 4 Pages
------------------------------                       --------------------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Hal M. Krisbergh

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                            \ \


                                                                            (b)
                                                                            \ \
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                            \ \

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER OF                     6,231,165 shares
            SHARES
                                 -----------------------------------------------
                                 8      SHARED VOTING POWER

         BENEFICIALLY
           OWNED BY
                                 -----------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
             EACH                        6,231,165 shares
           REPORTING
          PERSON WITH
                                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,231,165 shares
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                            \x\

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       --------------------------
CUSIP No. 98156L-30-7                    13D         Page 3 of 4 Pages
------------------------------                       --------------------------

ITEM 1.   SECURITY AND ISSUER.

         CLASS OF SECURITIES:  Common Stock  (the "Shares")

         ISSUER:  WorldGate Communications, Inc.

         PRINCIPAL ADDRESS:  3190 Tremont Avenue, Suite 100, Trevose, PA 19053.

         For purposes of this statement, the term "Subject Shares" refers to the Shares of the Issuer reported herein as being beneficially owned by Mr. Krisbergh other than such Shares that are beneficially owned by virtue of Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. See Item 5.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is filed by and on behalf of Mr. Hal M. Krisbergh, a natural person and citizen of the United States of America.

                  Mr. Krisbergh is the Chairman of the Board of Directors and the Chief Executive Officer of the Issuer. Mr. Krisbergh's business address is 3190 Tremont Avenue, Suite 100, Trevose, PA 19053. The Issuer's principal business is offering and developing an Internet access service through cable television.

                  During the last five years, Mr. Krisbergh has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mr. Krisbergh acquired the Subject Shares that he owns directly with personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

                  The Subject Shares were acquired for investment purposes. Mr. Krisbergh may dispose of the Subject Shares from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. Mr. Krisbergh may also acquire additional Shares in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.


                                       -2-
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------------------------------                       --------------------------
CUSIP No. 98156L-30-7                    13D         Page 4 of 4 Pages
------------------------------                       --------------------------


ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

     (a) As of the date on which this statement is executed, Mr. Krisbergh beneficially owns 6,231,165 Shares of the Issuer, constituting 28.9% of the Issuer's issued and outstanding Shares, based upon an aggregate of 21,562,820 Shares of the Issuer issued and outstanding as of the close of business on February 8, 2000.

     (b) The 6,231,165 Shares beneficially owned by Mr. Krisbergh are all held by him directly. In addition, Mr. Krisbergh and his wife each hold 15,237 Shares as custodians for their minor children (the "Children's Shares"). Mr. Krisbergh disclaims beneficial ownership over the Children's Shares.

     Mr. Krisbergh has sole investment and voting power over all Shares owned by him directly.

     (c) During the past 60 days, the only transaction in the Shares by Mr. Krisbergh was his contribution of 21,505 Shares, without consideration, to a charitable foundation on December 30, 1999.

     (d) Other than as disclosed under Item 5(b), no other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of the securities described in, this Schedule 13D.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 10, 2000                      /s/ Hal M. Krisberg
                                            ------------------------------
                                            Hal M. Krisbergh

                                       -3-